UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

FOR THE MONTH OF DECEMBER 2023

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                             Form 40-F ☐

On December 27, 2023, Xinyuan Real Estate Co., Ltd. (the “Company”) closed a private placement (the “Private Placement”) pursuant to a certain subscription agreement dated December 18, 2023 (the “Subscription Agreement”) with Central Plains Ltd. (the “Purchaser”). The Company issued to the Purchaser an aggregate of 11,398,784 common shares of the Company, par value $0.0001 per share (the “Common Shares”), at a purchase price of $0.14 per Common Share ($2.80 per American Depository Shares if converted) (the “Transaction”). A related Supplemental Listing Application was approved by the NYSE on December 22, 2023.

The Common Shares in the Private Placement were issued in reliance on exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”), afforded by Regulation S promulgated under the Securities Act. The management of the Company will have sole and absolute discretion concerning the use of the proceeds from the Private Placement.

The foregoing descriptions of the Subscription Agreement and the Transaction are not complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, which was filed as Exhibit 10.1 to the Company’s report of foreign private issuer on Form 6-K dated December 22, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

Date: December 29, 2023	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer